Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC RECEIVES FDA APPROVAL AND

CE MARK FOR EXABLATE NEURO WITH GE SIGNA PREMIER MRI SYSTEM

Tel Aviv, Israel, July 10, 2019, Elbit Imaging Ltd. (TASE, OTC US: EMITF) (“Elbit” or the “Company”) announced today that Insightec Ltd. (“Insightec”) announced today FDA approval and CE mark for Exablate Neuro™ compatible with the SIGNA™ Premier MRI system from GE Healthcare.

Exablate Neuro has FDA approval for the treatment of medication-refractory essential tremor and tremor-dominant Parkinson’s disease and CE mark for the treatment of Essential Tremor, Tremor Dominant idiopathic Parkinson’s Disease-Unilateral and neuropathic pain.

The Company holds approximately 62% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (40% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (18% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) land in India which are designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com